[redacted]

DP 112

SECU 12063034 IISSION

SEC
Mail Processing
Section

DEC 28 2012

Washington DC
400

1/10/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-43093

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2477 John F. Kennedy Road, Suite 201
(No. and Street)

Dubuque	Iowa	52002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel (563)583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nigl Nigl & Mathe LLP
(Name – *if individual, state last, first, middle name*)

2450 Witzel Avenue	Oshkosh	WI	54904
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
1/10

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, Inc., as of October 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXIS M. HOMB
Commission Number 773542
My Comm. Exp. 06-25-13

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements

October 31, 2012

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements

October 31, 2012

Table of Contents *Page(s)*

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc. as of October 31, 2012, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 8 to the financial statements, the Company did not record certain obligations due from mutual fund and insurance companies as of October 31, 2011. In our opinion, such revenues should have been recorded when earned to conform with accounting principles generally accepted in the United States of America. If those revenues had been recorded in conformity with U.S. generally accepted accounting principles, current assets would have increased by $41,965, income tax payable would have increased by $3,341, deferred income taxes would have increased by $3,829 and retained earnings would have been increased by $34,795 as of October 31, 2011 and commissions revenue, income tax expense and net income for the year ended October 31, 2011 would have been increased by $41,965, $7,170 and $34,795, respectively. Correspondingly, income tax payable would have decreased by $41, deferred income taxes would have decreased by $3,643 and retained earnings would have been increased by $3,684 for the year ended October 31, 2012 and commissions revenue, income tax expense and net income for the year ended October 31, 2012 would have been decreased by $41,965, $10,854 and $31,111, respectively.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects the financial position of Weitzel Financial Services, Inc. as of October 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Nigl Nigl & Mathe LLP
Oshkosh, Wisconsin
December 19, 2012

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

beyond the numbers

Members of American and Wisconsin Institutes of Certified Public Accountants

Weitzel Financial Services, Inc.
Statement of Financial Condition
October 31, 2012

ASSETS		
Current Assets		
Cash	$	63,053
Commissions Receivable		59,686
FINRA Holding Account		596
Total Current Assets		123,335
Noncurrent Assets		
Equipment		154,684
Intangibles		17,000
Less: Accumulated Depreciation and Amortization		(110,201)
Net Noncurrent Assets		61,483
Total Assets	$	184,818
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$	5,091
Commissions Payable		12,463
Accrued Payroll		17,894
Accrued Simple IRA		300
Income Tax Payable		41
Total Current Liabilities		35,789
Deferred Income Taxes		6,895
Total Liabilities		42,684
Stockholder's Equity		
Common Stock, $10 Par Value		
Authorized 1,000,000 Shares		
Issued 2,000 Shares		20,000
Additional Paid-In Capital		46,192
Retained Earnings		75,942
Total Stockholder's Equity		142,134
Total Liabilities and Stockholder's Equity	$	184,818

See Independent Auditor's Report and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Income
Year Ended October 31, 2012

Revenue	
Commissions	$ 744,906
Auto Inclusion	8,293
Interest Income	88
Total Revenue	753,287
Operating Expenses	
Wages	329,200
Commissions	228,750
Simple IRA Match	10,488
Payroll Taxes	25,630
Seminars and Educational	455
Office Supplies	9,968
Telephone	3,879
Utilities	438
Repairs and Maintenance	3,344
Casual Labor	17,230
Postage	2,710
Insurance and Bonding	11,733
Licenses and Fees	7,447
Advertising	4,148
Professional Fees	17,876
Meals and Entertainment	81
Vehicle Expense	7,784
Rent	34,019
Miscellaneous	(22)
Property Tax	641
Loss on Sale of Equipment	2,120
Depreciation and Amortization	16,693
Total Operating Expenses	734,612
Income before Income Taxes	18,675
Income Tax (Expense)	(2,153)
Net Income	$ 16,522

Weitzel Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended October 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance as Previously Reported - October 31, 2011	$ 20,000	$ 46,192	$ 59,538	$ 125,730
Prior Period Adjustment (Note 8)	-	-	(118)	(118)
Balance as Restated - October 31, 2011	20,000	46,192	59,420	125,612
Net Income	-	-	16,522	16,522
Balance - October 31, 2012	$ 20,000	$ 46,192	$ 75,942	$ 142,134

Weitzel Financial Services, Inc.
Statement of Cash Flows
Year Ended October 31, 2012

Operating Activities:	
Net Income	$ 16,522
Changes to Net Income Not Affecting Cash:	
Depreciation and Amortization	16,693
Loss on Asset Disposal	2,120
Deferred Income Taxes	2,112
Changes in Assets and Liabilities:	
Holding Account	(596)
Commissions Receivable	(53,878)
Accounts Payable	5,091
Commissions Payable	12,273
Deferred Lease Liability	(1,872)
Income Tax Payable	(77)
Accrued Expenses	2,182
Net Cash From Operating Activities	570
Investing Activities:	
Proceeds from Sale of Property and Equipment	600
Purchase of Property and Equipment	(6,935)
Net Cash (Used) for Investing Activities	(6,335)
Net (Decrease) in Cash	(5,765)
Cash at Beginning of Year	68,818
Cash at End of Year	$ 63,053

See Independent Auditor's Report and Notes to Financial Statements

NOTE 1. Principal Activity and Significant Accounting Policies

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc. operates in the northeastern Iowa, southwestern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from three to forty years. Depreciation expense was $15,560 for the year ended October 31, 2012.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of 15 years. Amortization expense was $1,133 for the year ended October 31, 2012.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not reported any impairment loss.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Advertising

The Company expenses all advertising costs as incurred. Total costs expensed during the year ended October 31, 2012, were $4,148.

Uncertainty in Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes), on November 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of October 31, 2012, the unrecognized tax benefit accrual was zero.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Uncertainty in Income Taxes (Continued)

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2008.

Subsequent Events

The Company has evaluated subsequent events through December 19, 2012, the date which the financial statements were available to be issued.

NOTE 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2012, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net Capital Ratio	.51/1
Net Capital	$ 69,750
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4. Income Taxes

The net deferred tax (liability) consists of the following components as of October 31, 2012:

Deferred tax asset - net operating loss carry-forward	$	279
Deferred tax asset – charitable contribution carry-forward		3
Deferred tax liability – equipment		(7,177)
	$	(6,895)

Net operating loss carry-forwards expire in 2029 for federal and state income tax purposes. Management considers all carry-forwards to be usable and therefore has not reported a valuation allowance.

The components giving rise to the net deferred tax (liability) described above have been included in the accompanying statement of financial condition as of October 31, 2012, as follows:

Noncurrent Liabilities	$	(6,895)

The provision for income taxes charged to income for the year ended October 31, 2012, consists of the following:

Current Income Tax Expense	$	41
Deferred tax provision		2,112
	$	2,153

NOTE 5. Operating Leases

The Company was committed to a 60-month lease for office space, which includes base rent, property tax, building insurance and common area maintenance, effective October 1, 2007, through September 30, 2012.

The Company was released from the above referenced lease, effective December 31, 2011, and entered into a lease agreement for a new location beginning January 1, 2012. The new lease is a 60-month lease for office space, which includes base rent, property tax, building insurance and common area maintenance, effective January 1, 2012, through December 31, 2016.

Total base rent expense for the year ended October 31, 2012, was $34,019.

NOTE 6. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100% of the first 3% of compensation that employees contribute to the plan. The Simple IRA match was $10,488 for the year ended October 31, 2012.

NOTE 7. Intangible Asset

The Company has recorded an intangible asset for a client list purchased from a former broker.

Cost of Client List	$	17,000
Less: Accumulated Amortization		(11,710)
Unamortized Cost at October 31, 2012	$	5,290

Amortization expense for the year ended October 31, 2012, was $1,133.

Amortization expense for succeeding years is as follows:

Year Ending October 31,		
2013	$	1,133
2014		1,133
2015		1,133
2016		1,133
Thereafter		758
	$	5,290

NOTE 8. Error in Commission Revenue in Previous Year and Prior Period Adjustment

The Company's financial statements as of October 31, 2011 did not record certain obligations due from mutual fund and insurance companies, and therefore, contained the following errors to the balance sheet: (1) understatement of current assets by $41,965, (2) understatement of income tax payable by $3,341, (3) understatement of deferred income taxes by $3,829, and (4) understatement of retained earnings by $34,795; and the following errors to the statement of income: (1) understatement of commission revenue of $41,965 and (2) understatement of income tax expense of $7,170. The financial statements as of October 31, 2011 have not been restated for this error. The effect of the error of understatement of commission revenue of $41,965, net of the related income tax effects of $10,854, is shown as an increase to net income

NOTE 8. Error in Commission Revenue in Previous Year and Prior Period Adjustment (Continued)

in the October 31, 2012 statement of income.

The Company's financial statements as of October 31, 2011, also did not reflect an amount due for state income taxes of $118. Retained earnings as of November 1, 2011, has been reduced by $118 to correct the effect of this error. Had the error not been made, net income for the year ended October 31, 2011 would have been decreased by $118.

Supplementary Information

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying financial statements of Weitzel Financial Services, Inc. as of and for the year ended October 31, 2012, and have issued our report thereon dated December 19, 2012. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Nigl Nigl & Mathe LLP
Oshkosh, Wisconsin
December 19, 2012

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

beyond the numbers

Members of American and Wisconsin Institutes of Certified Public Accountants

Weitzel Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
October 31, 2012

NET CAPITAL

Total Stockholder's Equity from the Statement of Financial Condition	$ 142,134
Deductions	
Equipment	(61,483)
Commission Receivables – Insurance and Annuities	(1,413)
Commission Receivables-Var. Annuities	(8,892)
Holding Account	(596)
Net Capital before Haircuts	69,750
Haircuts on Marketable Securities	-----
Net Capital	$ 69,750

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required – Higher of 6 2/3% times Aggregate Indebtedness or $5,000	$ 5,000

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Included in the Statement of Financial Condition	$ 35,789
Ratio of Aggregate Indebtedness to Net Capital	.51/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Part IIA of For X-17A-5, as originally filed	$ 70,622
Adjustment for Income Tax Payable	(41)
Adjustment for Deferred Taxes	(831)
Net Capital, as adjusted	$ 69,750

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In planning and performing our audit of the financial statements and supplementary schedule of Weitzel Financial Services, Inc. (the Company), as of and for the year ended October 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

beyond the numbers

Members of American and Wisconsin Institutes of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nigl Nigl & Mathe LLP
Oshkosh, Wisconsin
December 19, 2012